UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Translation of registrant’s name into English)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Adjournment of Extraordinary Meeting of Shareholders

EZGO Technologies Ltd. (the “Company”) has announced that its extraordinary meeting of shareholders (the “Meeting”), which was convened earlier today, has been adjourned due to the shareholders present at the Meeting failing to meet the quorum of at least one half of the issued shares entitled to vote. The board of directors of the Company has resolved that the Meeting shall stand adjourned until November 4, 2025 at 2:00 p.m., Beijing Time (November 4, 2025, at 1:00 a.m. Eastern Time), at the principal office of the Company located at Building #A, Floor 2, Changzhou Institute of Dalian University of Technology, Science and Education Town, Wujin District, Changzhou City, Jiangsu, China 213164 to allow additional time for the solicitation of proxies. No votes were taken at the Meeting. Pursuant to the Company’s amended and restated memorandum and articles of association, at the adjourned meeting, if a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum. The business scheduled for the re-convened meeting remains the same as set forth in the Company’s Notice for Extraordinary Meeting dated October 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: November 3, 2025

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